Alliance Leicester

Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

[redacted]

07028234

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

8 November 2007

Dear Sir or Madam

SUPPL

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 October to 31 October 2007.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

RECEIVED
2007 NOV 23 A 6:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

pp Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

Dlw 11/29

1990006 (9/06)

Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Alliance Leicester

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

October 2007

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x6– various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Persons discharging managerial responsibility or connected persons

NONE

Form TR-1 Notification of Major Interests in Shares

AXA, S.A. (& associated companies)	27 September 2007
AVIVA plc & its subsidiaries	11 October 2007

Notice – Voting Rights and Capital

Information distributed to the Company's security holders

Nil

1990006 (9/06)

coform

File No. 82-4964

88(2)

(Revised 2005)

RECEIVED
2007 NOV 23 A 6:57

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,307	73	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	705	813	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	2380
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 2 October 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

705

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 02/10/2007

Alliance Leicester

Early Exercise 2005 Plan

Name			**Address**					**Total Options Exercised**
MRS	CORINNE	ALLSOP	5 NITHSDALE CRESCENT	MARKET HARBOROUGH	LEICESTERSHIRE	LE16 9HA		173
MRS	EALINE	BATES	5 PETWORTH DRIVE	MARKET HARBOROUGH	LEICESTERSHIRE	LE16 8JP		69
MRS	PAULINE	CAREY	105 SOUTHPORT ROAD	BOOTLE	MERSEYSIDE	L20 9EE		867
MRS	PATRICIA	GUILFOYLE	66 SPOONER AVENUE	LITHERLAND	MERSEYSIDE	L21 5HH		173
MR	BERNARD	REDMOND	56 KEBLE DRIVE	OLD ROAN	AINTREE	LIVERPOOL	L10 3LE	173
MRS	PATRICIA	ROSIN	54 PARK LANE	BOOTLE	MERSEYSIDE	L20 6DN		347
MISS	BEVERLEY	SHAW	33 CYPRESS ROAD	HUYTON	LIVERPOOL	L36 5UN		332
MRS	MOLLY	WILLIAMSON	57 SUTTON LANE	TARLETON	PRESETON	LANCS	PR4 6UY	173
							Total	**2,307**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 02/10/2007

Alliance Leicester

Early Exercise 2006 Plan

Name			Address				Total Options Exercised
MRS	CORINNE	ALLSOP	5 NITHSDALE CRESCENT	MARKET HARBOROUGH	LEICESTERSHIRE	LE16 9HA	73
						Total	**73**

coform

File No. 82-4964

88(2)

(Revised 2005)

RECEIVED
2007 NOV 23 A 6:57

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02 / 10 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,988	1,086	2,512
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	632	689	668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	9586
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 2 October 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 02/10/2007

Alliance Leicester

Early Exercise 2002 Plan

Name			**Address**				**Total Options Exercised**
MR	NEIL	HALE	10C PANKHURST ROAD	LITHERLAND	LIVERPOOL	L21 0EF	1,497
MR	ANDREW	LEE	29 ALDER LANE	BALSALL COMMON	WEST MIDLANDS	CV7 7DZ	2,495
MRS	PATRICIA	ROSIN	54 PARK LANE	BOOTLE	MERSEYSIDE	L20 6DN	1,497
MRS	JOANNE	YOUNG	18 THE CRESCENT	BURTON LATIMER	NORTHANTS	NN1 5NQ	499
						Total	**5,988**

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 02/10/2007

Alliance Leicester

Early Exercise 2003 Plan

Name			Address				Total Options Exercised
MR	NEIL	HALE	10C PANKHURST ROAD	LITHERLAND	LIVERPOOL	L21 0EF	724
MRS	JOANNE	YOUNG	18 THE CRESCENT	BURTON LATIMER	NORTHANTS	NN1 5NQ	362
						Total	**1,086**

668

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 02/10/2007

Alliance Leicester

Early Exercise 2004 Plan

Name			Address					Total Options Exercised
MRS	CORINNE	ALLSOP	5 NITHSDALE CRESCENT	MARKET HARBOROUGH	LEICESTERSHIRE	LE16 9HA		273
MRS	PATRICIA	GUILFOYLE	66 SPOONER AVENUE	LITHERLAND	MERSEYSIDE	L21 5HH		273
MRS	LINDA	NICHOLSON	17 SPRINGFIELD PARK	HAYDOCK	ST HELENS	WA11 0XP		1366
MRS	LESLEY	O'DONOVAN-RIGBY	8 SCARTH PARK	SKELMERSDALE	WEST LANCS	WN8 9NS		273
MRS	MOLLY	WILLIAMSON	57 SUTTON LANE	TARLETON	PRESETON	LANCS	PR4 6UY	327
							Total	**2512**

File No. 82-4964

Companies House
— for the record —

RECEIVED
2007 NOV 23 A 6:57

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 5 1 0 2 0 0 7	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1272		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.70		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted ORDINARY 50p	Number allotted 1272
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed ______________ Date 06-10-07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 1000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	146
Schedule of Allotments	
Date of Exercise:	05/10/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
NICOLA JANE	VEALL	60 HOWARD	CLARENDON PARK	LEICESTER LEICESTERS	LE2 1XH	0	1,272	1,272	0	0
							1,272	**1,272**	**0**	**0**

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,647		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.52		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): CAPITA IRG LIMITED	Class of shares allotted: Ordinary	Number allotted: 12647
Address: 34 BECKENHAM ROAD BECKENHAM KENT		
UK postcode: BR3 4TU		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 10 Oct 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

Companies House
— for the record —

RECEIVED
2007 NOV 23 A 5:29

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	10	2007	11	10	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	62		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted ORDINARY 50p	Number allotted 62
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 15.10.07.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Schemes, Alliance & Leicester Plc

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Restricted Share Plan Option Scheme
Batch NO	148
Schedule of Allotments	
Date of Exercise:	11th October 2007

Forename	Surname	Address				Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ADRIAN	STEEL		192 SCRAPTOFT LANE	LEICESTER	LE5 1HX	62	62	0	0
0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0

coform

File No. 82-4964

RECEIVED

2007 NOV 23 A [illegible]

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26 / 10 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,408	1,040	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.68	7.05	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
SEE SCHEDULES ATTACHED	Ordinary	2448
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 26 Oct 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 25 October 2007

Alliance Leicester

Early Exercise 2004 Plan

Name			Address				Total Options Exercised
MRS	EILEEN	BOLTON	23 STAND PARK AVEUNE	NETHERTON	MERSEYSIDE	L30 3SA	282
MR	ADRIAN	STEEL	192 SCRAPTOFT LANE	LEICESTER	LE5 1HX		846
MR	DAVID	WHITTAKER	10 CANON CLOSE	OADBY	LEICESTER	LE2 5RF	280
						Total	**1408**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 25 October 2007

Alliance Leicester

Early Exercise 2005 Plan

Name			Address						Total Options Exercised
MRS	RITA	CHERRY	10 WESSEX DRIVE	LEICESTER	LE3 6SQ				46
MR	PETER	HOLLOWAY	57 ACK LANE EST	BRAMHALL	STOCKPORT	CHESHIRE	SK7 2BE		904
MR	DAVID	WHITTAKER	10 CANON CLOSE	OADBY	LEICESTER	LE2 5RF			90
								Total	**1,040**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 25 October 2007

Alliance Leicester

Early Exercise 2004 Plan

Name				Address			Total Options Exercised
MRS	EILEEN	BOLTON	23 STAND PARK AVEUNE	NETHERTON	MERSEYSIDE	L30 3SA	282
MR	ADRIAN	STEEL	192 SCRAPTOFT LANE	LEICESTER	LE5 1HX		846
MR	DAVID	WHITTAKER	10 CANON CLOSE	OADBY	LEICESTER	LE2 5RF	280
						Total	**1408**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 25 October 2007

Alliance Leicester

Early Exercise 2005 Plan

Name			Address					Total Options Exercised
MRS	RITA	CHERRY	10 WESSEX DRIVE	LEICESTER	LE3 6SQ			46
MR	PETER	HOLLOWAY	57 ACK LANE EST	BRAMHALL	STOCKPORT	CHESHIRE	SK7 2BE	904
MR	DAVID	WHITTAKER	10 CANON CLOSE	OADBY	LEICESTER	LE2 5RF		90
							Total	1,040

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	27/09/2007
6. Date on which issuer notified:	28/09/2007
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details: Direct Holding

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord 50p 0038614	15,459,212	15,459,212	11,991,647	11,991,647	1,633,093	2.83	0.39

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,624,740	3.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company/Fund	Number of Shares	% of issued share capital
AXA Sun Life plc (formally Axa Equity & Law Life Assurance Society plc) **(Direct)**	477,556	0.11261
AXA General Insurance Ltd **(Direct)**	61,650	0.01454
Sun Life Unit Assurance Ltd A/c X **(Direct)**	205,000	0.04834
Sun Life Unit Assurance Ltd A/c X **(Direct)**	2,030,000	0.47869
Sun Life Unit Assurance Ltd A/c X **(Direct)**	3,728,800	0.87927
AXA UK Investment Co ICVC Distribution Fund **(Indirect)**	175,000	0.04127
AXA UK Investment Co ICVC Ethical Fund **(Indirect)**	25,000	0.00590
AXA UK Investment Co ICVC UK Equity Income Fund **(Indirect)**	100,000	0.02358
PPP HealthCare Group plc **(Direct)**	46,720	0.01102
Sun Life Pensions Management Ltd **(Direct)**	54,354	0.01282
Sun Life Pensions Management Ltd A/c **(Direct)**	838,380	0.19770
Sun Life Assurance Society Plc **(Direct)**	335,100	0.07902
AXA Insurance UK **(Direct)**	132,630	0.03127
AXA UK Group Pension Scheme **(Indirect)**	20,600	0.00486
Sun Life International (IOM) Ltd **(Direct)**	300,000	0.07074
AXA Rosenberg **(Indirect)**	211,743	0.04993
Sun Life Pensions Management Ltd **(Direct)**	43,330	0.01022
Sun Life Pensions Management Ltd **(Direct)**	10,370	0.00245
Sun Life Unit Assurance Ltd LTAV UK Equity **(Direct)**	88,731	0.02092
Sun Life Unit Assurance Ltd FTSE All Share Tracker **(Direct)**	71,707	0.01691
Sun Life Pensions Management LTAV UK Equity **(Direct)**	386,182	0.09106
Sun Life Pensions Management FTSE All Share Tracker **(Direct)**	374,050	0.08820
AXA Framlington Equity Income **(Indirect)**	700,000	0.16506
AXA Framlington Monthly Income **(Indirect)**	400,000	0.09432
Framlington onshore private clients **(Indirect)**	750	0.00018
AXA Winterthur **(Direct)**	233,828	0.05514
ASL With Profit Transition Fund **(Direct)**	1,285,306	0.30308
SLAS With Profits Transition **(Direct)**	1,287,953	0.30371
Total Direct	11,991,647	2.82771
Total Indirect	1,633,093	0.38509
Total	13,624,740	3.21280

Proxy Voting:	
10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Terry Marsh
15. Contact telephone number:	020 7003 2637

TR-1:	NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.):	BNY Norwich Union Nominees Limited **2,988,643*** Chase GA Group Nominess Limited **7,115,239*** Chase Nominees Limited **636,891*** CUIM Nominees Limited **2,296,971*** Vidacos Nominees Limited **106,428*** *denotes direct interest
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11 October 2007
6. Date on which issuer notified:	12 October 2007
7. Threshold(s) that is/are crossed or reached:	From 2% - 3% change at direct interest level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord 50p GB0000386143	Below 3%	Below 3%	13,144,172	13,144,172	Not disclosable	3.10%	Not disclosable

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,144,172	3.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Notification using the total voting rights figure of 423,626,988
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 984420

Alliance & Leicester plc ('the Company'): Voting Rights and Capital File No. 82-4964

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 30 October 2007 consists of:

421,704,657 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **421,704,657.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

END